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Offer to Purchase for Cash
by
AB ELECTROLUX

One in every 20 Shares of its Common Stock,
Including Shares represented by American Depositary Shares ("ADSs")
(together with 20 Rights or 20 ADS Rights
for each Share or ADS tendered, respectively)
At a Redemption Price of SEK 400 per ADS,
SEK 200 per Class A Share and SEK 200 per Class B Share

          THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, JUNE 1, 2004.

May 4, 2004

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

        AB Electrolux, a company organized under the laws of Sweden (the "Company"), is making available an offer to redeem, dated May 4, 2004 (the "Offer to Purchase"), in connection with a share redemption program to be conducted by the Company in accordance with Swedish law (the "Share Redemption"). Pursuant to the Share Redemption, the Company will offer to redeem one in every 20 outstanding shares of Class A Common Stock, 5 Swedish kronor ("SEK" or "Swedish Kronor") par value per share ("Class A Shares"), and one in every 20 outstanding shares of Class B Common Stock, SEK 5 par value per share ("Class B Shares", and together with Class A Shares, the "Shares"), including Class B Shares underlying the Company's ADSs (the "Underlying Shares"). Each of the Company's ADSs represents two Class B Shares and is evidenced by an U.S. Depositary Receipt (an "ADR"). The Bank of New York acts as the depositary for the ADSs, pursuant to that certain Deposit Agreement dated as of April 20, 2004, by and among the Company, the depositary and the holders from time to time of ADRs thereunder (the "Deposit Agreement"). The Bank of New York, in such capacity and as depositary for the receipt of tenders under the Offer to Purchase is referred to herein as the "Depositary".

        In the United States, the Share Redemption is being conducted in the form of an issuer tender offer in accordance with Section 13(e) and Section 14(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, pursuant to relief under the tender offer rules of the Exchange Act granted by the Staff of the Securities and Exchange Commission (the "Commission") to permit the Offer (as defined below) to be conducted in compliance with Swedish Law and practice. Pursuant to such issuer tender offer, the Company offers to redeem Shares from all holders of Shares and ADSs including each owner who is a registered holder of Shares with a VP-account who is located in the United States (the "U.S. Shareholders"), in accordance with the terms and conditions described or referred to in the Offer to Purchase, as well as in accordance with the terms and conditions described or referred to in the "Letter of Transmittal To Tender Shares of Common Stock" and in the "Letter of Transmittal To Tender American Depositary Shares ("ADSs")", and accompanying documents enclosed herewith (the "Letters of Transmittal" and together with the Offer to Purchase, the "Offer").

        The Share Redemption is being effected through the distribution, on April 28, 2004, by the Company of (i) one right for each outstanding Class A Share (a "Class A Right") to all holders of Class A Shares who were holders of record on April 26, 2004, (ii) one right for each outstanding Class B Share (a "Class B Right") to all holders of Class B Shares who were holders of record on April 26, 2004 (a Class B Right and a Class A Right, together, the "Rights") and (iii) one right for each outstanding ADS (an "ADS Right") to all holders of ADSs who were holders of record on April 26, 2004. Twenty Rights distributed in respect of a particular class of Share, other than

Underlying Shares represented by ADSs, will entitle the holder thereof to tender for redemption, for cash, one Share of that class, other than an Underlying Share represented by an ADS, from such holder at the Offer price (the "Share Redemption Price"). For the first 50 Shares tendered, holders will be entitled to use either Class A Rights or Class B Rights. Twenty ADS Rights will entitle the holder thereof to tender for redemption, for cash, one ADS from such holder at the ADS Redemption Price (the "ADS Redemption Price" together with the Share Redemption Price, the "Redemption Price"). The Redemption Price per share is SEK 200 per Class A Share and SEK 200 per Class B Share (including Class B Shares underlying ADSs resulting in a Redemption Price per ADS of SEK 400). Holders may tender Shares or ADSs pursuant to the Offer from 9:00 a.m. New York City time, on May 4, 2004 (the "Commencement Date"), until the expiry of the Offer at 12:00 midnight, New York City time, on June 1, 2004 (the "Expiration Date").

        From May 4, 2004 through May 26, 2004, the Rights will be listed for trading on the Stockholmsbörsen (the "Stockholm Stock Exchange") under the symbols "ELUX SRA" and "ELUX SRB", ADS Rights will be listed for trading on NASDAQ under the symbol "ELUXR" from May 4, 2004 through June 1, 2004, namely throughout the period of the Offer. The Company has made arrangements, which are described in the form entitled "SELL ORDER TRANSACTIONS" accompanying the Letters of Transmittal which enable each beneficial owner of Rights and/or ADS Rights to sell (a "Sell Order Transaction") up to (i) 1,000 Class A Rights or (ii) 1,000 Class B Rights or (iii) 500 ADS Rights (or any combination of Class A Rights and Class B Rights totaling not more than 1,000 Rights), as applicable, free of broker fees. In order to effect a Sell Order Transaction, a selling holder must deliver a duly completed SELL ORDER TRANSACTIONS form to the Depositary prior to 4:00 p.m. New York City time on May 19, 2004. Further details concerning Sell Order Transactions are set forth on the form entitled "SELL ORDER TRANSACTIONS".

        In order to validly tender Shares or ADSs pursuant to the Offer, an U.S. Shareholder must (i) properly complete and duly execute the appropriate sections of the applicable Letter of Transmittal (or facsimile thereof), and any other documents required by such Letter of Transmittal in accordance with the instructions set forth therein, which must be received by the Depositary on or prior to 12:00 midnight, New York City time on the Expiration Date of June 1, 2004, at one of its addresses set forth on the back cover of the Offer to Purchase, or (ii) comply with the guaranteed delivery procedure for tendering Shares or ADSs as described in the Offer to Purchase and applicable Letter of Transmittal. Rights and ADS Rights which are not exercised in connection with the tender of Shares or ADSs by 12:00 midnight, New York City time, on the Expiration Date of June 1, 2004, will expire worthless.

        At the Company's Annual General Meeting of Shareholders held on April 21, 2004, the shareholders voted to initiate redemptions of the Company's outstanding Shares.

  Approval of Share Redemption Payment of Redemption Price

        The Company expects it will take approximately six U.S. business days after the Expiration Date, i.e., until approximately June 9, 2004, to calculate the exact number of Shares that have been tendered for redemption under both the Swedish Offer and the Offer. The number of Shares to be redeemed under both the Swedish Offer and the Offer constitutes the "Total Share Number". Once the Total Share Number has been calculated, the Company will issue a press release stating the Total Share Number. This press release is scheduled on or about June 9, 2004.

        An extraordinary general meeting (the "EGM") of Electrolux's shareholders will be convened to duly approve the Share Redemption of the Total Share Number, at a per Share price equal to the Share Redemption Price. Under Swedish law, the Share Redemption must be approved by at least two-thirds of the Shares present, and two-thirds of the votes cast, at the EGM. The EGM is expected to be on or about June 16, 2004.

        The Offer is conditioned, first, on the shareholders approving, by the requisite two-thirds majority at the EGM on or about June 16, 2004, a single package of resolutions consisting of the Share Redemption, a new issue of Class C shares, redemption of the newly issued Class C shares and a transfer to the statutory reserve; and, second, the registration of the Share Redemption by the Swedish Patent and Registration Office. The issue and redemption of the Class C shares is necessary under Swedish law in place of a time-consuming process of obtaining Swedish court approval for the Share Redemption. If the conditions to the Offer are satisfied at the EGM and necessary registrations are made with the Swedish Patent and Registration Office on or about June 24, 2004, Electrolux will be irrevocably bound to consummate the Share Redemption. Electrolux will pay the Redemption Price per Share to tendering holders as soon as practicable thereafter. Under VPC's standard procedure and practice, such payment is expected to be made on or about June 30, 2004. The Depositary will convert the Swedish kronor it receives from the Company into U.S. dollars and will distribute the proceeds, net of conversion expenses and any Swedish withholding tax, to holders who tendered ADSs on or about July 8, 2004.

        Payment of the Share Redemption Price for each Share, other than Underlying Shares represented by ADSs, tendered by an U.S. Shareholder will be made in Swedish kronor and paid on June 30, 2004 (i) to a bank account linked to the shareholder's account with VPC AB (the "VPC" and the "VP-account"); or if no bank account is linked to the shareholder's VP-account (ii) by way of a check in Swedish kronor mailed to the address registered with the VPC; or in the case of nominee-registered shareholders (iii) by way of the normal procedures already established with such nominee.

        Neither the Company nor its Board of Directors makes any recommendation whether or not to tender any Shares or ADSs. Each holder must make its own decision whether to tender Shares or ADSs and, if so, how many Shares or ADSs to tender.

        Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares or ADSs registered in your name or in the name of your nominee. For your information and use, the following documents are enclosed:

          1.     An "Offer to Purchase", dated May 4, 2004;

          2.     "Letter of Transmittal To Tender Shares of Common Stock", to be used by holders of Shares in accepting the Offer and tendering Shares;

          3.     "Letter of Transmittal to Tender American Depositary Shares ("ADSs")", to be used by holders of ADSs in accepting the Offer and tendering ADSs;

          4.     A letter which may be sent to your clients for whose account you hold Shares or ADSs registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer and Sell Order Transactions;

          5.     A "Sell Order Transactions" form by which each holder of Rights and/or ADS Rights may elect to sell up to (i) 1,000 Class A Rights or (ii) 1,000 Class B Rights or (iii) 500 ADS Rights (or any combination of Class A Rights and Class B Rights totaling not more than 1,000 Rights) free of brokerage fees in a Sell Order Transaction; and

          6.     Notice of Guaranteed Delivery to be used, in certain circumstances, to accept the Offer if the Shares or ADSs and all other required documents are not immediately available, or cannot be delivered to the Depositary prior to 12:00 midnight, New York City time on the Expiration Date of June 1, 2004, or, in the case of ADSs being tendered pursuant to the Offer, if the procedure for book-entry transfer cannot be completed prior to 12:00 midnight, New York City time on the Expiration Date of June 1, 2004.

        We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights expire at 12:00 midnight, New York City time, on Tuesday, June 1, 2004. Please also note that "Sell Order Transactions" forms must be delivered to the Depositary prior to 4:00 p.m., New York City time on May 19, 2004, in order to effect a sell order transaction.

        In all cases, payment for Shares or ADSs tendered pursuant to the Offer will be made only after (i) timely receipt by the Depositary of a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, or of any other required documents described in the Offer to Purchase and Letters of Transmittal, or (ii) compliance with the guaranteed delivery procedure for tendering Shares or ADSs as described in the Offer to Purchase and Letters of Transmittal.

        The Company will not pay any fees or commissions to any broker, dealer or other person in connection with the solicitation of tenders of Shares or ADSs pursuant to the Offer. The Company will reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. The Company will pay or cause to be paid any stock transfer taxes payable with respect to the transfer of Shares or ADSs to it, except as otherwise provided in the Letters of Transmittal.

        Morrow & Co., Inc. has been appointed by the Company to act as information agent (the "Information Agent") in connection with the Offer. Any inquiries you may have with respect to the Offer should be addressed to the Information Agent at its address or telephone number set forth on the back cover page of the Offer to Purchase. Additional copies of the enclosed material may be obtained from the Information Agent at its address and telephone number set forth on the back cover page of the Offer to Purchase.

AB ELECTROLUX

        Nothing contained herein or in the enclosed documents shall constitute you or any other person the agent of the Company, the Depositary, the Information Agent or of any affiliate of any of them, or authorize you or any other person to use any document or to make any statement on behalf of any of them in connection with the Offer, other than the enclosed documents and the statements contained therein.

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